Filed Pursuant to Rule 433
Registration No. 333- 170923
March 24, 2011
PRICING TERM SHEET
7.625% Notes due 2041

Issuer:	The Republic of Hungary

Security:	7.625% Notes due 2041

Size:	US$750,000,000

Maturity Date:	March 29, 2041

Coupon:	7.625%

Interest Payment Dates:	Semi-annual on September 29 and March 29 in each year commencing September 29, 2011

Price to Public:	98.084%

Benchmark Treasury:	UST 4.25% due November 15, 2040

Benchmark Treasury Yield:	4.491%

Spread to Benchmark Treasury:	330 bps

Yield:	7.791%

Expected Settlement Date (T+3):	March 29, 2011

CUSIP:	445545 AF3

Anticipated Ratings:	Baa3 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch Ratings, Ltd.

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
BNP Paribas
Citigroup Global Markets Inc.

Form:	The Notes will be book-entry securities in fully registered form, without coupons, registered in the name of Cede & Co., as nominee of DTC, in minimum denominations of US$2,000 and integral multiples thereof.
Note:
Recent Developments Regarding the Republic:
On March 24, 2011, the state secretary at the Prime Minister’s Office announced that the Republic’s 2010 general government deficit (local governments included) amounted to approximately 4.1%-4.2% of GDP according to the ESA methodology, exceeding the 3.8% target. According to the state secretary, the gap was mainly caused by overspending by local governments. The Government expected the deficit of local governments to be around 0.3-0.5% of GDP last year, but the deficit reached approximately 0.9%.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Citigroup Global Markets Inc. at 1-877-858-5407 or BNP Paribas at +1 212 841 3487.